September 27, 2012

VIA EDGAR

Mr. Stephen G. Krikorian

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	SciQuest, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 24, 2012
Forms 8-K
Filed on January 4, 2011, February 16, 2012, May 3, 2012 and August 2, 2012
File No. 333-165720

Dear Mr. Krikorian:

On behalf of SciQuest, Inc. (“SciQuest” or the “Registrant”), this letter is responding to comments of the Staff set forth in the Commission’s letter dated September 17, 2012 regarding its review of the filings referenced above. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter.

The Registrant responds to the specific comments of the Staff as follows:

Form 8-K filed on January 4, 2011

1.	Your disclosure under Item 9.01 indicates that the required financial statements of AECsoft will be filed no later than 71 calendar days from the date of the report; however, the staff is unable to locate the Form 8-K where you provide the financial statements of AECsoft or the pro forma financial statements. Please advise us whether these financial statements were filed or tell us how you concluded that they were not required. Please see Item 9.01 of Form 8-K, Rule 3-05 of Regulation S-X and Article 11 of Regulation S-X. As part of your response, please provide us with the results of your significant subsidiary tests as described in Rule 1-02(w) of Regulation S-X.

Response: Subsequent to the filing of the Form 8-K on January 4, 2011, the Registrant determined that no financial statements for AECsoft were required to be filed pursuant to Item 9.01 of Form 8-K, Rule 3-05 of Regulation S-X and Article 11 of Regulation S-X. The Registrant intends to amend the Form 8-K to clarify that no financial statements are required to be filed. Specifically, neither historical nor pro forma financial statements with respect to an

6501 Weston Parkway, Suite 200 | Cary, North Carolina 27513 | Phone (877) 710-0413 | Fax: (919) 659-2199 | www.sciquest.com

acquired business are required if none of the conditions specified in the definition of significant subsidiary (Rule 1-02(w) of Regulation S-X) exceed 20%. Below is the Registrant’s analysis of each of the conditions of Rule 1-02(w).

Rule 1.02(w)(1)—Registrant’s investments in the Acquired Business as a Percentage of Registrant’s Total Assets:

SciQuest’s Investment in AECsoft	$13,795,000
Registrant’s Total Assets as of December 31, 2010	$76,687,000
Percentage	18.0%

Rule 1.02(w)(2)—Registrant’s Proportionate Share of Total Assets of Acquired Business as a Percentage of Registrant’s Total Assets:

SciQuest’s Proportionate Share of AECsoft Assets	$4,411,000
Registrant’s Total Assets as of December 31, 2010	$76,687,000
Percentage	5.8%

Rule 1.02(w)(3)—Income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the acquired business (“Income”) as a percentage of the same of the Registrant:

AECsoft’s Income for year ended December 31, 2010	$367,000
SciQuest’s Income for year ended December 31, 2010	$2,857,000
Percentage	12.8%

Forms 8-K filed on January 4, 2011, February 16, 2012, May 3, 2012 and August 2, 2012

2.	We believe that the “Non-GAAP Consolidated Statements of Operations” appearing in the press releases included in your Forms 8-K filed on February 16, 2012, May 3, 2012 and August 2, 2012 convey undue prominence to a statement based on non-GAAP information. Please tell us how you considered Question 102.10 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response: The Registrant believes that providing a Non-GAAP Consolidated Statement of Operations following its GAAP financial statements and together with all of the required reconciliations complies with the requirements of Regulation G and provides useful information for investors to consider in the context of its GAAP financial statements. The Registrant’s sole intent was to provide these non-GAAP financial measures in a format that would be clear and understandable to investors. However, the Registrant also notes the Staff’s concerns expressed in its comment letter and Question 102.10 of the Compliance and Disclosure Interpretations. Accordingly, the Registrant will no longer include a Non-GAAP Consolidated Statement of Operations in future press releases or Form 8-Ks.

6501 Weston Parkway, Suite 200 | Cary, North Carolina 27513 | Phone (877) 710-0413 | Fax: (919) 659-2199 | www.sciquest.com

The Registrant hereby acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this correspondence, please do not hesitate to contact the undersigned at (919) 659-2371 or by fax at (919) 659-6371.

Sincerely,

/s/ Grant W. Collingsworth

Grant W. Collingsworth

General Counsel

6501 Weston Parkway, Suite 200 | Cary, North Carolina 27513 | Phone (877) 710-0413 | Fax: (919) 659-2199 | www.sciquest.com